Exhibit 99.1

Ehave Announces Private Placement of Convertible Promissory Notes and Warrants

TORONTO, Nov. 22, 2016 /PRNewswire/ -- Ehave, Inc. (OTCQB: EHVVF), a healthcare company dedicated to empowering the mental health community with next-generation digital solutions, today announced that it has entered into a definitive securities purchase agreement to sell up to $1,500,026 of convertible promissory notes (the "Notes") and warrants (the "Warrants") in multiple closings pursuant to a private placement (the "Private Placement"). Each closing of Notes and Warrants is subject to various closing conditions, including, in certain instances, the consent of the lenders.

Net proceeds from the Private Placement will be used to further the development of Ehave Connect, for MegaTeam clinical trials, for general marketing and investor relations' purposes, and for working capital.

The Notes will bear interest at a rate of 10% per annum payable either in cash or in common shares of Ehave, at the lender's discretion. The Notes will mature upon the earlier of twelve months from the date of issuance, or upon the closing by Ehave of a registered direct offering resulting in gross proceeds of not less than $5,000,000 at a pre-offering valuation of at least $15,000,000 (the "Qualified Offering"). Upon the closing of a Qualified Offering, all of the principal and accrued and unpaid interest then outstanding under the Notes shall, at the lender's discretion, become due and payable in cash or convert into the number of securities sold in the Qualified Offering at a conversion price equal to the lesser of (i) a price per share assuming a $5,500,000 pre-Qualified Offering valuation of Ehave or (ii) a 20% discount to the price that shares are sold in the Qualified Offering (the "Conversion Price"). Each lender is entitled to receive Warrants to purchase such number of common shares of Ehave upon the closing of the Qualified Offering equal to the aggregate consideration previously funded by such lender divided by the Conversion Price, subject to the terms set forth in the transaction documents. The Warrants will be exercisable at any time after the date of issuance and at any time up to the date that is the five year anniversary of the date of issuance and shall have an initial exercise price equal to 120% of the Conversion Price. Additional information about the Private Placement is contained in Ehave's Form 6-K filing with the Securities and Exchange Commission.

The securities offered in the private placement will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ehave, Inc.

Ehave is empowering the mental healthcare community with next-generation, data-rich patient management, assessment, and remediation tools. With Ehave Connect, Ehave's cloud-based software platform, clinicians can make better-informed, individualized treatment decisions across teams and disciplines while keeping patients informed and engaged throughout their mental healthcare journey. Ehave Connect offers a powerful set of core features that integrate seamlessly with a growing selection of tools and applications developed by Ehave and its leading partners. Ehave is launching several digital applications under its MegaTeam brand for the assessment and remediation of ADHD, with pilot studies now underway at the Hospital for Sick Children (SickKids). Ehave is headquartered in Toronto's Discovery District, a hub of healthcare, innovation, and technology in Toronto, Canada. For more information, visit https://www.ehave.com/

Forward-Looking Statement Disclaimer

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements: (i) the initiation, timing, progress and results of the Company's research, manufacturing and other development efforts; (ii) the Company's ability to advance its products to successfully complete development and commercialization; (iii) the manufacturing, development, commercialization, and market acceptance of the Company's products; (iv) the lack of sufficient funding to finance the product development and business operations; (v) competitive companies and technologies within the Company's industry and introduction of competing products; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) loss of key management personnel; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its products and its ability to operate its business without infringing the intellectual property rights of others; (ix) potential failure to comply with applicable health information privacy and security laws and other state and federal privacy and security laws; and (x) the difficulty of predicting actions of the USA FDA and its regulations. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement unless required by law. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is contained under the heading "Risk Factors" in Ehave, Inc.'s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (SEC) on September 24, 2015, as amended, which is available on the SEC's website, http://www.sec.gov

Contact

Tiberend Strategic Advisors, Inc.
Joshua Drumm, Ph.D. (investors)
jdrumm@tiberend.com; (212) 375-2664

Claire LaCagnina (media)
clacagnina@tiberend.com; (212) 375-2686